UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934

For the month of September, 2004

(Commission file No. 1-14228)

Cameco Corporation

(Translation of Registrant’s Name Into English)

2121 – 11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT INDEX
SIGNATURE
NEWS RELEASE

EXHIBIT INDEX

Exhibit No.	Description	Page No.
1.	Press Release dated September 14, 2004	3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 14, 2004	Cameco Corporation
	By:	/s/ “Gary M.S. Chad”
Gary M.S. Chad
Senior Vice-President, Governance, Legal, Regulatory Affairs and Corporate Secretary

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Share
Listed	Symbol
web site address:
TSX NYSE	CCO CCJ	www.cameco.com

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3  Canada
Tel: (306) 956-6200 Fax: (306) 956-6201

Cameco’s Port Hope Workers Accept Contract Offer

Saskatoon, Saskatchewan, Canada, September 14, 2004 . . . . . . . . . . . . .

Cameco Corporation announced today that about 200 hourly employees at its Port Hope conversion facility have accepted a three-year contract offer.

The employees, represented by two locals of the United Steelworkers of America, voted 62% overall in favour of the contract offer. They had been on strike since midnight July 28, 2004.

“We are pleased to finalize an agreement with our unionized employees,” said Cameco president and chief executive officer Jerry Grandey. “We will be looking for opportunities to enhance communication with the union and employees in order to improve our relationship.”

The employees are expected to return to work starting Thursday, September 16, 2004. Completing the scheduled summer maintenance and ramping up production will take about five weeks. The conversion facility is currently about 1,000 tonnes behind its 2004 production target of 12,500 tonnes uranium. During the strike, Cameco met sales obligations to customers by reducing its conversion inventory.

Cameco, with its head office in Saskatoon, Saskatchewan, is the world’s largest uranium producer. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.

- End -

Investor & media inquiries:	Alice Wong (306) 956-6337

Media inquiries:	Lyle Krahn (306) 956-6316

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